Exhibit 99.1

News release

Cenovus announces enhanced long-term sponsorship
of the Calgary Stampede

Calgary, Alberta (June 6, 2022) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today announced a new and substantial long-term sponsorship agreement with the Calgary Stampede. The four-year, Champion level sponsorship builds on more than a decade of involvement with the Stampede. The enhanced relationship, which runs through 2025, includes premier sponsorship of the Saddle Bronc competition and a new fan experience with company volunteers handing out treats and other giveaways to lucky fans seated in the designated Cenovus Energy Zone during the rodeo. In addition, the agreement provides opportunities for Cenovus staff to volunteer at the Stampede, which runs from July 8 to July 17.

“At Cenovus, one of our core values is ‘Do It Together,’ which really aligns well with the Stampede theme of ‘We’re Greatest Together’,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “After the challenges of the last two years, I can’t think of a better way to support this vibrant city than to bring our community together to celebrate Calgary’s spirit at The Greatest Outdoor Show on Earth.”

Cenovus has provided significant support to the Calgary Stampede and Calgary Stampede Foundation since the company’s inception in 2009, including funding to support construction of the Cenovus Legacy Trail, operation of the Stampede School, as well as past sponsorship of the Stampede’s Family Day and year-round safety programs.

“We appreciate the investment that Cenovus has made in the Calgary Stampede,” said Joel Cowley, Calgary Stampede Chief Executive Officer. “We are grateful that our partner continues to recognize the importance of the Stampede’s positive impact to the community and our programs. We are thrilled to have their support as we welcome our community back in 2022 to The Greatest Outdoor Show on Earth.”

Cenovus is focusing its social investments on four focus areas: Indigenous reconciliation, Protected planet, Future-ready youth and Resilient communities. Through these focus areas, the company is committed to making significant investments to support initiatives that will address a broad spectrum of challenges through collaboration with a variety of partners and organizations, such as the Calgary Stampede, to develop solutions for society, the environment and the economy. Cenovus employees also play a role in contributing to the community through Cenovus Cares, the company’s giving and volunteering program.

Advisory
This document contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about Cenovus’s current expectations, estimates and projections about the future, based on certain assumptions made in light of experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis for the periods ending December 31, 2021 and March 31, 2022, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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Cenovus contact

Media
Media Relations general line
403-766-7751
Calgary Stampede
The Calgary Stampede celebrates the people, the animals, the land, the traditions and the values that make up the unique spirit of the west. The Calgary Stampede contributes to the quality of life in Calgary and southern Alberta through our world-renowned Stampede, year-round facilities, western events and several youth and agriculture programs. Exemplifying the theme We’re Greatest Together, we are a volunteer-supported, not-for-profit community organization that preserves and celebrates our western heritage, cultures and community spirit. All revenue is reinvested into Calgary Stampede programs and facilities.
Calgary Stampede contact

Kristen Anderson
Manager, Communications & Media Relations
403-470-7688
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